Exhibit 99.(a)(1)(H)

FORM OF CONFIRMATION LETTER TO ELIGIBLE OPTIONHOLDERS

PARTICIPATING IN THE EXCHANGE OFFER

Date:
To:
From:	Roy Burchill
Re:	Confirmation of Acceptance of Election Form

Thank you for your submission of the Election Form and Eligible Option Information Sheet. We confirm with this letter that we have accepted your Election Form and have cancelled your eligible option grants that you tendered for exchange. Subject to the other terms and conditions of the exchange offer, you have been granted the new option grants entitling you to purchase the number of shares of our common stock listed below:

Grant Date	Grant Type	Exercise Price per Share	Number of Shares Underlying New Option Grant
	NQO	$ per share

	NQO	$ per share

	NQO	$ per share

In approximately 20 days, you should log into your E*Trade account to review and accept your stock option agreements for your new option grants.

In the meanwhile, if you have any questions, please email me at rburchill@alphatecspine.com.